UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Turtle Beach Corporation.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

900450206

(CUSIP Number)

WILLIAM WYATT

THE DONERAIL GROUP LP

240 26th Street

Suite 3

Santa Monica, CA 90402

ANDREW M. FREEDMAN ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2250

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 28, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

THE DONERAIL GROUP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,025,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,025,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,025,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

PN, IA

*Includes 525,000 Shares underlying call options currently exercisable as further described in Item 6.

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

WILLIAM WYATT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,025,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,025,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,025,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

IN

*Includes 525,000 Shares underlying call options currently exercisable as further described in Item 6.

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

HARBERT FUND ADVISORS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,025,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,025,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,025,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

CO

*Includes 525,000 Shares underlying call options currently exercisable as further described in Item 6.

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

HARBERT MANAGEMENT CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,025,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,025,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,025,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

CO

*Includes 525,000 Shares underlying call options currently exercisable as further described in Item 6.

CUSIP No. 900450206

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of Turtle Beach Corporation, a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 44 South Broadway, 4th Floor, White Plains, NY 10601.

Item 2.	Identity and Background

(a)	This statement is filed by:

(i)	The Donerail Group LP (“Donerail”), a Delaware Limited Partnership;

(ii)	William Wyatt, a United States Citizen (“Mr. Wyatt”);

(iii)	Harbert Fund Advisors, Inc. (“HFA”), an Alabama Corporation; and

(iv)	Harbert Management Corporation (“HMC”), an Alabama Corporation.

Each of Donerail, Mr. Wyatt, HFA and HMC are referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. This statement relates to Shares held for the account of a certain private investment fund for which Donerail acts as investment manager, The Donerail Master Fund LP, a Cayman Islands exempted limited partnership (the “Donerail Fund”). Mr. Wyatt is the Managing Partner of Donerail and the Senior Managing Director of the general partner of the Donerail Fund. As a “relying adviser,” Donerail operates subject to the supervision and control of its “filing adviser” HFA, an investment adviser registered with the United States Securities and Exchange Commission. HMC is the parent of HFA and the managing member of the general partner of Donerail.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of HFA and HMC. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)                The principal business address of Donerail and Mr. Wyatt is 240 26th Street, Suite 3, Santa Monica, CA 90402. The principal business address of HFA and HMC is 2100 Third Avenue North, Suite 600, Birmingham, AL 35203.

(c)                The principal business of Donerail is serving as the investment manager of the Donerail Fund, whose principal business is investing in securities. The principal occupation of Mr. Wyatt is serving as Managing Partner of Donerail. The principal business of HMC and its wholly owned subsidiary HFA is serving as an alternative asset management firm to various private investment funds.

CUSIP No. 900450206

(d)                No Reporting Person, any person listed on Schedule A, or the Donerail Fund has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                No Reporting Person, any person listed on Schedule A, or the Donerail Fund has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                Mr. Wyatt is a citizen of the United States of America. Donerail is incorporated under the laws of the State of Delaware. HFA and HMC are incorporated under the laws of the State of Alabama. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration

The Shares Purchased by the Donerail Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated herein by reference. The total purchase price for the Shares reported herein was approximately $13,953,524. The aggregate purchase price of the 525,000 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by the Reporting Persons is approximately $1,173,432.

Item 4.	Purpose of Transaction.

The Shares were purchased based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to (i) increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares and/or other equity, debt, derivative securities or other instruments that are convertible into Shares, or are based upon or relate to the value of the Shares or the Issuer (collectively “Securities”) on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) enter into transactions that increase or hedge their economic exposure to the Shares or other Securities without affecting any Reporting Person’s beneficial ownership of the Shares or other Securities.

The Reporting Persons have been actively engaged with the Issuer’s board of directors (the “Board”) and management for the past five months regarding a number of value-creating and governance-enhancing topics. As detailed in an open letter to the Issuer (the “Open Letter”), dated July 19, 2021, Donerail made an offer on April 27, 2021 to acquire the Issuer at an attractive premium (the “Acquisition Proposal”). In the Open Letter, Donerail noted that the Acquisition Proposal included details regarding, among other things, Donerail’s ability to finance the transaction, its view that a financing contingency would not be needed, and that Donerail would be willing to substantively increase its offer if Donerail’s due diligence showed signs of additional potential value in the company to warrant such an increased offer. Donerail is disappointed that the Board’s responses to date to Donerail’s acquisition overtures have stymied due diligence and good faith negotiations, which, in turn, have heightened Donerail’s concerns that the Board may be entrenched. Donerail is engaging, and expects to continue to engage, in discussions with the Issuer regarding its Acquisition Proposal and other matters relating to value maximization of the Issuer. The foregoing description of the Open Letter is qualified in its entirety by reference to the full text of the Open Letter which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP No. 900450206

The Reporting Persons may consider, explore and/or develop plans and/or make proposals, including, but not limited to, revised acquisition offers, (whether preliminary or final) and with respect to, among other things, potential changes in the Issuer's operations, management, organizational documents, composition of the Board, ownership, capital or corporate structure, sale transactions, dividend policy, strategy and plans and a potential strategic review or sale process involving the Issuer or certain of the Issuer's businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in. The Reporting Persons have communicated with the Issuer’s management and Board, and intend to continue to communicate with the Issuer's management and Board about, and may enter into negotiations and agreements with them regarding, the foregoing and the matters in the Open Letter, and a broad range of operational and strategic matters, and to communicate with other shareholders or third parties, including potential targets, acquirers, industry analysts, investment professionals, investors, existing or potential strategic partners or competitors, service providers and financing sources regarding the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons may change their intentions with respect to any and all matters referred to in this item 4. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 16,065,231 Shares outstanding, which is the total number of Shares outstanding as of July 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2021.

A.	Donerail

(a)	As of the date hereof, Donerail beneficially owned 1,025,000 Shares, including 525,000 Shares underlying call options currently exercisable.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 1,025,000
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 1,025,000

(c)	The transactions in the Shares during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	Mr. Wyatt

(a)	Mr. Wyatt, as the Managing Partner of Donerail, may be deemed the beneficial owner of the 1,025,000 Shares beneficially owned by Donerail, including 525,000 Shares underlying call options currently exercisable.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 1,025,000
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 1,025,000

CUSIP No. 900450206

(c)	The transactions in the Shares during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.	HFA

(a)	HFA, in its capacity as “filing adviser” with supervisory control of Donerail, may be deemed the beneficial owner of the 1,025,000 Shares beneficially owned by Donerail, including 525,000 Shares underlying call options currently exercisable.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 1,025,000
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 1,025,000

(c)	The transactions in the Shares during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.	HMC

(a)	HMC, in its capacity as managing member of the general partner of Donerail, may be deemed the beneficial owner of the 1,025,000 Shares beneficially owned by Donerail, including 525,000 Shares underlying call options currently exercisable.

Percentage: Approximately 6.4%

(b)

1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 1,025,000
3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 1,025,000

(c)	The transactions in the Shares during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	Other than the Donerail Fund, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP No. 900450206

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Donerail Fund has purchased American-style listed call options referencing an aggregate of 525,000 Shares, which have an exercise price of $34.00 and expire on October 15, 2021, as further detailed on Schedule B hereto, which is incorporated by reference herein.

The Donerail Fund has purchased American-style listed put options referencing an aggregate of 500,000 Shares, which have an exercise price of $23.00 and expire on August 20, 2021, as further detailed on Schedule B hereto, which is incorporated by reference herein.

The Donerail Fund has sold short American-style listed put options referencing an aggregate of 500,000 Shares, which have an exercise price of $26.00 and expire on October 15, 2021, as further detailed on Schedule B hereto, which is incorporated by reference herein.

On August 9, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	The Open Letter, dated July 19, 2021.

99.2	Joint Filing Agreement by and among The Donerail Group LP, William Wyatt, Harbert Fund Advisors, Inc. and Harbert Management Corporation, dated August 9, 2021.

CUSIP No. 900450206

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2021

THE DONERAIL GROUP LP

By:	/s/ William Wyatt
	Name:	William Wyatt
	Title:	Managing Partner

/s/ William Wyatt
William Wyatt

HARBERT FUND ADVISORS, INC.

By:	/s/ John W. McCullough
	Name:	John W. McCullough
	Title:	Executive Vice President & General Counsel

HARBERT MANAGEMENT CORPORATION

By:	/s/ John W. McCullough
	Name:	John W. McCullough
	Title:	Executive Vice President & General Counsel

CUSIP No. 900450206

SCHEDULE A

Titled Officers and Directors of Harbert Fund Advisors, Inc. and Harbert Management Corporation

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Raymond J. Harbert Chief Executive Officer & Chairman of HFA and HMC	Serving as Chairman and CEO of HMC	2100 Third Avenue North, Suite 600; Birmingham, AL 35203	USA

John F. Bryant Executive Vice President & Director of HMC	Serving as EVP and a director of HMC	2100 Third Avenue North, Suite 600; Birmingham, AL 35203	USA

Charles D. Miller Executive Vice President of HFA and HMC	Serving as EVP of HMC	2100 Third Avenue North, Suite 600; Birmingham, AL 35203	USA

Raymond J, Harbert, Jr. Executive Vice President & Chief Financial Officer of HFA and HMC & Director of HMC	Serving as EVP, CFO and a director of HMC	2100 Third Avenue North, Suite 600; Birmingham, AL 35203	USA

John W. McCullough Executive Vice President, General Counsel & Director of HFA and HMC	Serving as EVP, GC and a director of HMC	2100 Third Avenue North, Suite 600; Birmingham, AL 35203	USA

J. Travis Pritchett President & Chief Operating Officer of HFA and HMC & Director of HMC	Serving as President, COO and a director of HMC	2100 Third Avenue North, Suite 600; Birmingham, AL 35203	USA

Michael C. Bauder Chief Compliance Officer of HFA and HMC & Director of HFA	Serving as CCO of HFA and HMC and a Director of HFA	2100 Third Avenue North, Suite 600; Birmingham, AL 35203	USA

CUSIP No. 900450206

SCHEDULE B

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Common Stock Purchased (Sold)	Price Per Share($)	Date of Purchase/Sale

Purchase of Common Stock	50,000	28.6446	07/15/2021
Purchase of Common Stock	75,000	28.1065	07/16/2021
Sale of Common Stock	(285,000)	30.3000	07/28/2021
Purchase of October 2021 Call Options ($34.00 Strike Price)[1]	500,000	2.2000	07/28/2021
Purchase of August 2021 Put Options ($23.00 Strike Price)[2]	500,000	0.2000	07/28/2021
Sale of October 2021 Put Options ($26.00 Strike Price)[3]	(500,000)	1.3000	07/28/2021
Purchase of Common Stock	75,000	30.8190	07/30/2021
Purchase of October 2021 Call Options ($34.00 Strike Price)[4]	25,000	2.3000	07/30/2021
Purchase of Common Stock	75,000	28.0486	08/06/2021

_______________

1 Represents Shares underlying American-style listed call options. These call options expire on October 15, 2021.

2 Represents Shares underlying American-style listed put options. These put options expire on August 20, 2021.

3 Represents Shares underlying American-style listed put options sold short. These put options expire on October 15, 2021.

4 Represents Shares underlying American-style listed call options. These call options expire on October 15, 2021.